UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No.1

to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34947

Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

This Amendment No. 1 to Form 6-K is to revise Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 15, 2017, which contains the earnings release reporting the first quarter 2017 unaudited financial results of Bitauto Holdings Limited (the “Company”), to supplementally furnish the selected consolidated financial data of the Company for the first quarter 2017, which forms part of that earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By:	/s/ Cynthia Kun He
Name:	Cynthia Kun He
Title:	Chief Financial Officer

Date: August 15, 2017

EXHIBIT INDEX

Exhibit 99.1 — Press Release